Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry
mmabry@stradley.com
215-564-8011

June 27, 2018

Via EDGAR Correspondence

Ms. Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:        Delaware Enhanced Global Dividend and Income Fund

Dear Ms. Hahn:

This letter responds to your comments regarding the preliminary proxy statement ("Proxy Statement") filed for Delaware Enhanced Global Dividend and Income Fund (the "Fund") on June 26, 2018.  Our responses to your comments will be included in the definitive proxy statement to be filed for the Fund on June 29, 2018.  Page numbers are from the EDGAR version of the Proxy Statement.  We have presented your comments in italics followed by our response.

1.             Comment:  On page 2 of the Proxy Statement, please explain how Shawn K. Lytle joined the Board of Trustees of the Fund.

Response: Mr. Lytle was elected to the Board in 2017.  Therefore the disclosure will be revised as follows:

All of the Fund's nominees have previously been elected by Fund shareholders. ~~and, w~~ With the exception of Mr. Lytle, President and Chief Executive Officer of the Fund's investment adviser, Delaware Management Company ("DMC"), none of the Fund's nominees ~~are~~ is affiliated with DMC or any shareholder identified on Exhibit A.

2.             Comment:  On page 2 of the Proxy Statement, under "Proposal 1: To Elect A Board Of Trustees For The Fund," please revise "while still nonetheless" using plain English.

Ms. Jaea Hahn
June 27, 2018

Response: See the Response to Comment 3, below.

3.             Comment:  On page 2 of the Proxy Statement, under "Proposal 1: To Elect A Board Of Trustees For The Fund," please explain why the Fund will still be able to "take advantage of leverage".

Response: The following disclosure will be added to this section:

Specifically, on May 24, 2018, the Board approved a limited tender offer for up to 20% of the Fund's outstanding shares at 98% of NAV to occur later this year, which will provide Fund shareholders with an opportunity for liquidity at an above-market price while still ~~nonetheless~~ maintaining a Fund of sufficient size to achieve its investment objectives ~~and take advantage of leverage~~.

4.             Comment:  On page 3 of the Proxy Statement, please provide context for Morningstar rating, e.g., what Fund category? What does it measure? How many funds have that rating?

Response: The following disclosure will be added to this section:

The Morningstar Rating measures how funds have performed on a risk-adjusted basis against their category peers on a scale of 0-5 stars. The Fund is in Morningstar's Closed-End World Allocation Fund Category. There are 9 funds in this category, none of which received 5 stars, and 3 funds, including the Fund, received 4 stars.

5.             Comment:  On page 3 of the Proxy Statement, please state whether return of capital is included in the distribution rate for the managed distribution policy. Please state whether there is any material adverse effect of return of capital.

Response: Since the introduction of the revised managed distribution policy in March, 2018, there have been no returns of capital included in the Fund's distributions through June, 2018.  Moreover, given the Fund's goal with respect to the distribution policy (described below) and its ability to make multiple long-term capital gains distributions over the course of the year in reliance on the Section 19 exemptive order, the Fund does not anticipate any material adverse consequences arising from distributions that might occasionally include returns of capital.  The following disclosure will be added to clarify that returns of capital may be included in the distribution calculation:

Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital.

Ms. Jaea Hahn
June 27, 2018

6.             Comment:  On page 7 of the Proxy Statement, please add "we believe" before "likely to follow".

Response: The requested revision has been made.

7.             Comment:  On page 14 of the Proxy Statement, under "Opposition Statement Of Delaware Enhanced Global Dividend And Income Fund," in the sixth bullet point, please revise disclosure to include "at 98% of NAV".

Response: We note in general that these comments have been made to the Opposition Statement, which has already been approved by the Fund's Board (including its independent trustees) and provided to the shareholder proponent.  We therefore believe we are constrained under Rule 14a-8 from making substantive changes to the Opposition Statement.  Where possible, we will make these changes elsewhere in the document.  We have addressed this comment in Comment 3, above.

8.             Comment:  On page 14 of the Proxy Statement, under "Opposition Statement Of Delaware Enhanced Global Dividend And Income Fund," please clarify what "specified" means in "specified 12-week measurement period".

Response: The disclosure under Proposal 1 on page 2 of the proxy statement will be revised as follows:

Also on May 24, 2018, the Board announced that, beginning in 2019, the Fund will conduct a further limited tender offer each year in which the average discount exceeds 10% during a ~~specified~~ 12-week measurement period ~~in that year~~ established each year by the Board during the second calendar quarter of the year.

9.             Comment:  On page 15 of the Proxy Statement, in the table under "Fund Performance," please clarify what the headings "DEX at NAV" and "DEX at Market" represent.

Response: We will revise the left-hand column of the table under "Fund Performance" as follows:

Fund Performance, as of April 30, 2018
DEX (NAV)

DEX (Market Price)

Ms. Jaea Hahn
June 27, 2018

10.           Comment:  On page 16 of the Proxy Statement, in the fourth full paragraph under "Significant Costs of the Shareholder Proposal," please explain the difference between an open-end and a closed-end fund.

Response: We believe the distinction is addressed in the last paragraph on page 15 in noting that an open-end fund is the same as a mutual fund.  We also believe that the material differences for purposes of this proxy statement are implicit in the referenced paragraph on p. 16 in the sentence that states:  "As an open-end fund, the Fund could not use leverage to the same degree as a closed-end fund, and redemptions could result in a significant decrease in assets and increased volatility."  Because this comment has been made to the Opposition Statement, as discussed in the response to Comment 7 above, we respectfully decline to take this comment.

* * *

In submitting this correspondence, the Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the definitive proxy statement; (ii) Staff comments on the Proxy Statement, or changes to the Proxy Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me directly at 215.564.8011 or mmabry@stradley.com with any further questions or comments.

Very truly yours,

Michael D. Mabry